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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  Schedule 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                         Hudson Chartered Bancorp, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    443678107
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                                 (CUSIP Number)

                           Edward  vK. Cunningham, Jr.
                                    President
                       The George Gale Foster Corporation
                          c/o Van DeWater & Van DeWater
                       Mill & Garden Streets, P.O. Box 112
                          Poughkeepsie, New York 12602
                                 (914) 452-5900
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 15, 1998
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            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

     An Exhibit Index Appears on Sequentially Numbered Page 10.

     This Document Consists of 13 Pages.


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                               Page 1 of 13 Pages
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CUSIP No. 443678107                                                Page 2 of 13
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1.   NAME OF REPORTING PERSON:
     THE GEORGE GALE FOSTER CORPORATION
     I.R.S.IDENTIFICATION NO. 14-1460192
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |_|
                                                      (b) |_|
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3.   SEC USE ONLY
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4.   SOURCE OF FUNDS:
     NOT APPLICABLE
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5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                       |_|
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6.   CITIZENSHIP OR PLACE OF ORGANIZATION:
     Delaware
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     NUMBER OF     7.  SOLE VOTING POWER:           778,498
      SHARES       ------------------------------------------------------------
   BENEFICIALLY    8.  SHARED VOTING POWER:         0
     OWNED BY      ------------------------------------------------------------
       EACH        9.  SOLE DISPOSITIVE POWER:      778,498
     REPORTING     ------------------------------------------------------------
       PERSON      10. SHARED DISPOSITIVE POWER:    0
        WITH
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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     778,498
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12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                          |_|
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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11:
     10.98%
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14.  TYPE OF REPORTING PERSON:
     CO
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CUSIP No. 443678107                                                Page 3 of 13
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Item 1.  Security and Issuer.

     This Amendment No. 2 to Schedule 13D amends Amendment No. 1 to the statement on Schedule 13D which amendment was filed on May 9, 1996 ("Amendment No. 1"). Amendment No. 2 is being filed with the Securities and Exchange Commission by the undersigned with respect to the common stock, par value $0.80 per share, of Hudson Chartered Bancorp, Inc. ("Hudson Chartered Common Stock"). The address of the principal executive offices of Hudson Chartered Bancorp, Inc. ("Hudson Chartered") is Route 55, P.O. Box 310, LaGrangeville, New York 12540.

     Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in Amendment No. 1.

Item 2.  Identity and Background.

     This statement is filed on behalf of The George Gale Foster Corporation ("GGF" or the "Reporting Person"). GGF is a Delaware corporation and a bank holding company registered under the Bank Holding Company Act of 1956, as amended.

     GGF is principally engaged in the business of managing and holding investment securities on behalf of descendants of the late George Gale Foster and members of their families. GGF does not have a principal office. GGF's registered agent is C T Corporation System, J.A.F. Station, P.O. Box 1421, New York, New York 10116.

     Filed as Schedule I to this Amendment No. 2 to Schedule 13D is a list of the executive officers and directors of the Reporting Person identifying the following information for each such person: (a) name, (b) residence or business address and (c) present principal occupation or employment. The address of the organization in which such employment is conducted is not different from the applicable business address for any of the individuals identified. Each person listed in Schedule I is a United States citizen.

     During the past five years, neither the Reporting Person nor, to the best of the Reporting Person's

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CUSIP No. 443678107                                                Page 4 of 13
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knowledge, any person named in Schedule I (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

     Since the filing of Amendment No. 1, GGF acquired 47,181 shares of Hudson Chartered Common Stock in connection with a 10% stock dividend that was declared by Hudson Chartered in December 1996 and distributed in January 1997.

     GGF also acquired 259,499 shares of Hudson Chartered Common Stock in connection with a 50% stock dividend that was declared by Hudson Chartered in September 1997 and distributed in October 1997.

Item 4.  Purpose of Transaction.

     In connection with an Agreement and Plan of Reorganization, dated as of December 16, 1997, among Hudson Chartered, First National Bank of the Hudson Valley, Progressive Bank, Inc. ("Progressive"), and Pawling Savings Bank (the "Reorganization Agreement"), and a Plan of Merger, dated as of December 16, 1997, between Hudson Chartered and Progressive (the "Plan of Merger"), T. Jefferson Cunningham III and Edward vK. Cunningham, Jr., each in his capacity as a shareholder of Hudson Chartered, agreed with Progressive to vote or cause to be voted for approval of the Reorganization Agreement and the Plan of Merger (collectively, the "Merger Agreements") all of the shares of Hudson Chartered Common Stock which he is entitled to vote with respect thereto (the "Voting Agreements"). In addition, Messrs. T. Jefferson Cunningham III and Edward vK. Cunningham, Jr. each agreed not to transfer or otherwise dispose of his shares of Hudson Chartered Common Stock or to pledge or otherwise encumber any additional shares prior to shareholder approval of the

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CUSIP No. 443678107                                                Page 5 of 13
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Merger Agreements or termination of the Merger Agreements pursuant to the terms thereof.

     The foregoing description of the Voting Agreements is qualified in its entirety by reference to the form of Voting Agreement included as Exhibit 1 to this Amendment No. 2 to Schedule 13D and is specifically incorporated herein by reference.

Item 5.  Interest in Securities of the Issuer.

     GGF beneficially owns 778,498 shares of Hudson Chartered Common Stock, which shares represent approximately 10.98% of the approximately 7,089,813 shares of Hudson Chartered Common Stock issued and outstanding on February 15, 1998.

     Edward vK. Cunningham, Jr., a director and executive officer of the Reporting Person, beneficially owns 51,303 shares of Hudson Chartered Common Stock, or less than 1% of the outstanding shares thereof. Mr. E. vK. Cunningham, Jr. has sole voting and dispositive power over 26,035 of such shares. Mr. E. vK. Cunningham, Jr. is a co-trustee and beneficiary of two family trusts which hold an aggregate of 25,268 of such shares, as to which Mr. E. vK. Cunningham, Jr. has shared voting and dispositive power. In addition, Mr. E. vK. Cunningham, Jr.'s wife owns 2,503 shares of Hudson Chartered Common Stock, as to which beneficial ownership is disclaimed.

     T. Jefferson Cunningham III, a director and executive officer of the Reporting Person, beneficially owns 225,956 shares of Hudson Chartered Common Stock, or approximately 3% of the outstanding shares thereof. Mr. T.J. Cunningham III has sole voting and dispositive power over 181,795 of such shares, of which 75,499 represent shares which Mr. T.J. Cunningham III has a right to acquire within 60 days pursuant to the exercise of presently exercisable stock options granted under employee stock option plans. Mr. T.J. Cunningham III is a co-trustee and beneficiary with Mr. E. VK. Cunningham, Jr. of the two family trusts noted above, which hold an aggregate of 25,268 shares of Hudson Chartered Common Stock, and as to which Mr. T.J. Cunningham III has shared voting and dispositive power. Mr. T.J. Cunningham III's wife and


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CUSIP No. 443678107                                                Page 6 of 13
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children own an aggregate of 18,893 shares of Hudson Chartered Common Stock, as to which Mr. T.J. Cunningham III has shared voting and dispositive power.

     Christopher G. Cunningham, a director of the Reporting Person, beneficially owns 22,074 shares of Hudson Chartered Common Stock, or less than 1% of the outstanding shares thereof. Mr. C.G. Cunningham has sole voting and dispositive power over such shares.

     Jonathan E. Twichell, a director of the Reporting Person, beneficially owns 5,838 shares of Hudson Chartered Common Stock, or less than 1% of the issued and outstanding shares, as to which he has sole voting and dispositive power.

     Except as otherwise described herein, neither the Reporting Person, nor, to the best of the Reporting Person's knowledge, any of the persons listed on
Schedule I hereto, beneficially owns any shares of Hudson Chartered Common Stock. Other than receipt of shares of Hudson Chartered Common Stock in connection with routine quarterly dividend reinvestments under Hudson Chartered's Dividend Investment and Stock Purchase Plan, no other transactions in Hudson Chartered Common Stock were effected during the past 60 days by the Reporting Person, or, to the best of the Reporting Person's knowledge, by any of the persons listed on Schedule I hereto.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer.

     A description of certain Voting Agreements entered into by Mr. T. J. Cunningham III and Mr. E. vK. Cunningham, Jr. is set forth under Item 4 above.

Item 7.  Material to be Filed as Exhibits.

     The exhibits listed in the Exhibit Index are filed herewith and are incorporated herein by reference.


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CUSIP No. 443678107                                                Page 7 of 13
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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 16, 1998            THE GEORGE GALE FOSTER CORPORATION

                                 By: /s/ Edward vK. Cunningham, Jr.
                                     ------------------------------
                                     Edward vK. Cunningham, Jr.
                                     President


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CUSIP No. 443678107                                                Page 8 of 13
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                                   SCHEDULE I

     Following is a list of the executive officers and directors of The George Gale Foster Corporation, and their occupations and addresses as of March 1, 1998:


                                           Business or Residence
Name                   occupation          Address
----                   ----------          -------
Executive Officers:
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Edward VK.             Attorney, Van       Van DeWater & Van
Cunningham,Jr.,        DeWater & Van       DeWater
President, GGF         DeWater             Mill & Garden Streets
                                           P.O. Box 112
                                           Poughkeepsie, New York
                                           12601
T. Jefferson           Chief Executive     Hudson Chartered
Cunningham III, Vice   Officer, Hudson     Bancorp, Inc.
President and          Chartered           Route 55
Treasurer, GGF         Bancorp, Inc.       P.O. Box 310
                                           LaGrangeville, New
                                           York  12540
John F. Foster, Vice   Retired             305 Cranston Place
President, GGF                             Sun City Center,
                                           Florida  33573

Directors:
---------

Edward VK.             Attorney, Van       Van DeWater & Van
Cunningham, Jr.        DeWater & Van       DeWater
                       DeWater             Mill & Garden Streets
                                           P.O. Box 112
                                           Poughkeepsie, New York
                                           12601


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CUSIP No. 443678107                                                Page 9 of 13
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T. Jefferson           Chief Executive     Hudson Chartered
Cunningham III         Officer, Hudson     Bancorp, Inc.
                       Chartered           Route 55
                       Bancorp, Inc.       P.O. Box 310
                                           LaGrangeville, New
                                           York  12540

John F. Foster         Retired             305 Cranston Place
                                           Sun City Center,
                                           Florida  33573

Christopher G.         Banking Executive,  R.D.2 - 499A
Cunningham             Credit Suisse       Lanegate Road
                       First Boston        Cold Spring, New York
                                           10516

Harriet L. Foster      Retired             347 Marietta Avenue
                                           Hawthorne, New York
                                           10532

Dorothy F. Hukey       Administrative      Saratoga Hospital
                       Assistant,          211 Church Street
                       Saratoga Hospital   Saratoga Springs,
                       Foundation          New York  12866

Gale Foster            None                156 Van Derwalker Road
Palmatier                                  Chestertown, New York
                                           12817

Jonathan E. Twichell   Vice President,     3844 North Sheffield
                       Chase Securities    Rd.
                       Inc.                Chicago, Illinios 60613

Joan F. Williams       None                12 Summit Avenue
                                           Larchmont, New York
                                           10538

Steven H.F. Williams   Vendor Manager      Citibank, N.A.
                       Citibank, N.A.      399 Park Avenue
                                           First Floor
                                           New York, New York
                                           10043


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CUSIP No. 443678107                                               Page 10 of 13
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                                  EXHIBIT INDEX

Exhibit     Description
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1           Form of Agreement between T. Jefferson Cunningham III and Edward vK.
            Cunningham, Jr., each on the one hand, and Progressive Bank, Inc.